May 14, 2008



VIA EDGAR


Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:  The Great Atlantic & Pacific Tea Company, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 18, 2008
Form 10-Q for the Quarter Ended December 1, 2007 Filed January 7, 2008 Form 10-K for Fiscal Year Ended February 24, 2007 Filed April 25, 2007 Definitive Proxy Statement on Schedule 14A Filed May 25, 2007 File No. 1-4141


Dear Mr. Owings,

On behalf of The Great Atlantic & Pacific Tea Company, Inc. (the "Company" or "A&P"), we hereby submit responses to the comments of the Staff regarding the Company's Form 10-K for Fiscal Year Ended February 24, 2007.

Set forth below are the Staff's comments contained in your letter dated May 2, 2008 and immediately following each comment is the Company's response:

Form 10-K for the fiscal year ended February 24, 2007
-----------------------------------------------------

Note 15 - Operating Segments, page 97
-------------------------------------

We note you have determined you have six operating segments that you have aggregated under the criteria of SFAS 131, paragraph 17. After consideration of the information you have provided and discussed with you telephonically, we do not agree you meet all of the aggregation criteria of paragraph 17. There are enough operational differences in your identified operating segments to render disaggregated information helpful in assessing your performance and the direction of strategic initiatives. Please revise your disclosure in future filings to report separately information about each of your operating segments meeting the quantitative thresholds.

Response:
We have provided the following disclosure in Note - 15 Operating Segments of our Form 10-K for the fiscal year ended February 24, 2007 filed on May 8, 2008.


NOTE 15 - OPERATING SEGMENTS

      Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), establishes standards for reporting information about operating segments. This standard requires segmentation based on our internal organization and reporting of revenue and segment income. The segments are designed to allocate resources internally and provide a framework to determine management responsibility. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our President and Chief Executive Officer. In the fourth quarter of 2007, we acquired Pathmark and we revised our reporting segments to be consistent with the manner in which our chief operating decision maker currently manages the business. Accordingly we have revised our segment reporting to report seven operating segments: North, Central, South, Pathmark, Gourmet, Other and Investment in Metro, Inc. The Other segment includes our Food Basics and Liquor businesses. Our Investment in Metro, Inc. represents our economic interest in Metro, Inc. and is required to be reported as an operating segment in accordance with SFAS No. 131, as our investment was greater than 10% of our Company's combined assets in the prior fiscal year of all operating segments and the investment generated operating income during the current fiscal year. We sold our Canadian operations during fiscal 2005, thus we have included the operating results through the date of the sale.

      During fiscal 2006, our retail supermarkets were reported in one segment; however, during fiscal 2007, we satisfied the criteria necessary to report the Greater New Orleans area and the Midwest as discontinued operations and these operations have been reclassified as such in our Consolidated Statements of Operations for the fiscal years ended February 23, 2008, February 24, 2007 and February 25, 2006. Refer to Note 6 - Discontinued Operations for further discussion. Further, in fiscal 2007 we revised our reportable segments for prior years to reflect our operating segments described above. Prior year information has been restated to conform to current year presentation. Our Company is evaluating the impact of the acquisition of Pathmark on our internal reporting structure.

      The accounting policies for these segments are the same as those described in the summary of significant accounting policies in Note 1. We measure segment performance based upon segment income (loss). Reconciling amounts include corporate-level activity not specifically attributed to a segment including our corporate administration group, which coordinates 1) the purchase of all merchandise (including the design and production of private label merchandise sold in our retail stores), 2) distribution and 3) real estate management and other reconciling items primarily attributed to nonrecurring activities.

      Assets and capital expenditures are not allocated to segments for internal reporting presentations.

      The following is segment information for the years ended February 23, 2008, February 24, 2007, and February 25, 2006:

OPERATING DATA                                                Fiscal 2007         Fiscal 2006         Fiscal 2005
----------------------                                      ---------------     ---------------    ----------------
Sales by category
     Grocery (1)                                            $     4,364,970     $     3,623,792    $      4,670,700
     Meat (2)                                                     1,253,847           1,037,651           1,422,680
     Produce (3)                                                    776,521             690,088             987,457
     Other (4)                                                        5,792              17,672               9,181
                                                            ---------------     ---------------    ----------------
         Total Company                                      $     6,401,130     $     5,369,203    $      7,090,018
                                                            ===============     ===============    ================

(1) The grocery category includes grocery, frozen foods, dairy, general merchandise/health and beauty aids, liquor and pharmacy.

(2)   The meat category includes meat, deli, bakery and seafood.

(3)   The produce category includes produce and floral.

(4) Other includes sales from an information technology services agreement with Metro, Inc. Refer to Note 17 - Related Party Transactions for further discussion.

                                                                                                    Fiscal
                                                                                   ------------------------------------------
                                                                                       2007           2006            2005
                                                                                   -----------    -----------     -----------
Sales
   North                                                                           $ 1,891,967    $ 1,838,416     $ 1,830,389
   Central                                                                           1,403,852      1,397,910       1,404,741
   South                                                                             1,656,641      1,620,666       1,631,998
   Pathmark                                                                            921,267             --              --
   Gourmet                                                                             289,775        282,350         282,650
   Other                                                                               231,836        212,189         207,180
   Investment in Metro, Inc.                                                             5,792         17,672           9,181
   Canada                                                                                   --             --       1,723,879
                                                                                   -----------    -----------     -----------
Total sales                                                                        $ 6,401,130    $ 5,369,203     $ 7,090,018
                                                                                   ===========    ===========     ===========

Segment income (loss)
   North                                                                           $    76,247    $    70,891     $    65,315
   Central                                                                              18,207         11,917           8,607
   South                                                                               (19,375)        (1,946)          9,471
   Pathmark                                                                             20,694             --              --
   Gourmet                                                                              19,105         18,220          14,980
   Other                                                                                (2,639)        (9,400)        (12,108)
   Canada                                                                                   --             --          57,224
                                                                                   -----------    -----------     -----------
Total segment income                                                                   112,239         89,682         143,489
   Corporate                                                                          (130,960)      (135,716)       (153,967)
   Reconciling items*                                                                  (20,519)        18,864        (160,382)
                                                                                   -----------    -----------     -----------
Loss from operations                                                                   (39,240)       (27,170)       (170,860)
   (Loss) gain on sale of Canadian operations                                             (436)        (1,299)        912,129
   Gain on sale of Metro, Inc.                                                         184,451             --              --
   Non operating income                                                                 37,394             --              --
   Interest expense                                                                   (111,816)       (65,884)        (84,404)
   Interest and dividend income                                                         14,350          9,020          12,855
   Equity earnings in Metro                                                              7,869         40,003           7,801
   Minority interest                                                                        --             --          (1,131)
                                                                                   -----------    -----------     -----------
Income (loss) from continuing operations before income taxes                       $    92,572    $   (45,330)    $   676,390
                                                                                   ===========    ===========     ===========

Segment depreciation and amortization - continuing operations
   North                                                                           $    37,000    $    36,593     $    34,460
   Central                                                                              30,359         28,028          25,367
   South                                                                                33,920         30,748          29,524
   Pathmark                                                                             15,934             --              --
   Gourmet                                                                              10,570          9,175           7,894
   Other                                                                                 4,377          3,386           3,973
   Canada                                                                                   --             --          10,942
                                                                                   -----------    -----------     -----------
Total segment depreciation and amortization - continuing operations                    132,160        107,930         112,160
   Corporate                                                                            45,992         40,832          61,880
                                                                                   -----------    -----------     -----------
Total depreciation and amortization - continuing operations                            178,152        148,762         174,040
   Discontinued operations                                                               8,637         28,992          33,289
                                                                                   -----------    -----------     -----------
Total company depreciation and amortization                                        $   186,789    $   177,754     $   207,329
                                                                                   ===========    ===========     ===========

-------------
* Reconciling items which are not included in segment income (loss) include LIFO reserve adjustment, stock awards expense, restructuring events, real-estate related activity and other nonrecurring adjustments.



Please feel free to call Melissa Sungela at (201) 571-4330 or myself at (201) 571-4363 with any further questions or comments.


Sincerely,



Brenda M. Galgano
Senior Vice President
Chief Financial Officer


cc:      Melissa E. Sungela
         Allan Richards
         Chris McGarry